Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

By Electronic Mail Only

July 19, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Revocation of Approval Letter for Ascent Solar Technologies, Inc. (the "Company") to list on The Nasdaq Capital Market

Division of Corporation Finance:

By letter dated April 13, 2022, I advised you that the Exchange had received a copy of the Registrant's application on Form 8-A12B from Ascent Solar Technologies, Inc. for registration of the following securities:

Common Stock, $0.0001 par value

Common Warrants

The Exchange had approved the securities for listing and registration upon official notice of issuance.

Since then, we have been advised that the company has determined not to proceed with the offering at this time. Accordingly, we hereby withdraw our earlier certification of approval.

Sincerely,

Eun Ah Choi